Exhibit 99
	For Release:	May 3, 2023

	Investor Contact:	Vince Meyer
218-723-3952
NEWS		vmeyer@allete.com

ALLETE, Inc. reports first quarter earnings of $1.02 per share
Reaffirms 2023 earnings guidance range of $3.55 to $3.85 per share
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported first quarter 2023 earnings of $1.02 per share on net income of $58.2 million. Last year’s first quarter results were $1.24 per share on net income of $66.3 million.

“The entire ALLETE team’s execution of our Sustainability in Action strategy was excellent throughout the quarter, and we are excited about the year ahead,” said ALLETE Chair, President and Chief Executive Officer Bethany Owen. “New Energy is starting the first full year under ALLETE ownership with strong financial results in the quarter; ALLETE Clean Energy closed on two projects – Northern Wind in January and Red Barn in April; and our assets operated well in spite of challenging weather conditions, while Minnesota Power’s taconite customers are operating at near-full production levels. And just recently we were pleased that two large power customers, that had been idled for some time, announced plans to restart operations.”

“Our results for the first quarter 2023 were lower than last year’s first quarter due to timing of reserves for interim rates resulting from Minnesota Power’s February rate case order, and overall weather conditions in the quarter impacting consolidated earnings by approximately 10 cents per share versus last year.” said ALLETE Senior Vice President and Chief Financial Officer Steve Morris. “However, our regulated operations are in line with internal expectations, as higher taconite margins offset negative weather impacts on other regulated retail sales. In addition, New Energy had a record first quarter with approximately 30 megawatts of project closings and is on track to achieve full year earnings projections. Although ALLETE Clean Energy was below our expectations for the quarter due to weather impacts causing lower wind resources and availability across much of the fleet, the profitable sale of the Red Barn project will be a positive impact to our second quarter financial results. We are reaffirming our 2023 guidance as we remain confident in our earnings range of $3.55 to $3.85 per share.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power (SWL&P) and the Company’s investment in the American Transmission Company (ATC), recorded first quarter 2023 net income of $40.6 million, compared to $51.5 million in the first quarter a year ago. Earnings at Minnesota Power were down primarily due to warmer weather compared to the first quarter of 2022 resulting in lower sales to retail and municipal customers, as well as interim rate refund reserves recognized in 2023, as a result of Minnesota Power’s 2022 general rate case outcome; the full interim rate reserve was recorded in the fourth quarter of 2022. Also reflected in the first quarter of 2023 are higher operating and maintenance expense. Net income at SWL&P was lower during the first quarter of 2023 primarily due to warmer weather and higher operating and maintenance expense.

ALLETE Clean Energy recorded first quarter 2023 net income of $8.5 million compared to $16.5 million in 2022. Earnings in 2023 reflect lower wind resources and availability across much of its fleet as well as higher operating and maintenance expense. Net income in 2022 also included earnings from the Northern Wind facilities which were decommissioned in April 2022 as part of ALLETE Clean Energy’s project to repower and sell the Northern Wind project.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

Corporate and Other businesses, which include New Energy, BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded net income of $9.1 million in the first quarter of 2023, compared to a net loss of $1.7 million in 2022. Net income in 2023 reflects New Energy’s earnings of $4.1 million; 2022 net income included $1.4 million of transaction costs related to the New Energy acquisition which closed in April last year.

Earnings per share dilution in 2023 was approximately 8 cents due to additional shares of common stock outstanding as of March 31, 2023.

Live Webcast on May 3, 2023; 2023 first quarter slides posted on company website

ALLETE’s earnings conference call will be at 10:00 a.m. (EST), May 3, 2023, at which time management will discuss the first quarter of 2023 financial results. Interested parties may participate live by registering for the call at allete.com/earnings call or may listen to the live audio-only webcast accompanied by supporting slides, which will be available on ALLETE’s Investor Relations website investor.allete.com/events-presentations. The webcast will be accessible for one year at allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Three Months Ended
	March 31
	2023	2022
Operating Revenue
Contracts with Customers – Utility	$312.6	$329.0
Contracts with Customers – Non-utility	251.0	51.7
Other – Non-utility	1.3	2.8
Total Operating Revenue	564.9	383.5
Operating Expenses
Fuel, Purchased Power and Gas – Utility	118.6	137.4
Transmission Services – Utility	20.1	19.9
Cost of Sales – Non-utility	210.5	17.0
Operating and Maintenance	85.7	75.3
Depreciation and Amortization	62.3	61.7
Taxes Other than Income Taxes	19.4	18.8
Total Operating Expenses	516.6	330.1
Operating Income	48.3	53.4
Other Income (Expense)
Interest Expense	(19.3)	(18.3)
Equity Earnings	6.0	5.5
Other	4.1	2.0
Total Other Expense	(9.2)	(10.8)
Income Before Income Taxes	39.1	42.6
Income Tax Expense (Benefit)	1.5	(3.9)
Net Income	37.6	46.5
Net Loss Attributable to Non-Controlling Interest	(20.6)	(19.8)
Net Income Attributable to ALLETE	$58.2	$66.3
Average Shares of Common Stock
Basic	57.3	53.3
Diluted	57.3	53.3
Basic Earnings Per Share of Common Stock	$1.02	$1.24
Diluted Earnings Per Share of Common Stock	$1.02	$1.24
Dividends Per Share of Common Stock	$0.6775	$0.65

Consolidated Balance Sheet
Millions - Unaudited

	Mar. 31	Dec. 31,		Mar. 31	Dec. 31,
	2023	2022		2023	2022
Assets			Liabilities and Equity
Cash and Cash Equivalents	$29.9	$36.4	Current Liabilities	$464.4	$716.2
Other Current Assets	539.8	681.6	Long-Term Debt	1,755.5	1,648.2
Property, Plant and Equipment – Net	4,979.3	5,004.0	Deferred Income Taxes	156.3	158.1
Regulatory Assets	469.1	441.0	Regulatory Liabilities	526.4	526.1
Equity Investments	323.9	322.7	Defined Benefit Pension and Other Postretirement Benefit Plans	173.8	179.7
Goodwill and Intangibles – Net	155.5	155.6	Other Non-Current Liabilities	270.4	269.0
Other Non-Current Assets	207.0	204.3	Equity	3,357.7	3,348.3
Total Assets	$6,704.5	$6,845.6	Total Liabilities and Equity	$6,704.5	$6,845.6

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Three Months Ended
ALLETE, Inc.	March 31
Income (Loss)	2023	2022
Millions
Regulated Operations	$40.6	$51.5
ALLETE Clean Energy	8.5	16.5
Corporate and Other	9.1	(1.7)
Net Income Attributable to ALLETE	$58.2	$66.3
Diluted Earnings Per Share	$1.02	$1.24

Statistical Data
Corporate
Common Stock
High	$66.64	$68.61
Low	$57.88	$58.37
Close	$64.37	$66.98
Book Value	$47.38	$45.95

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	321	355
Commercial	347	360
Industrial	1,658	1,766
Municipal	128	158
Total Retail and Municipal	2,454	2,639
Other Power Suppliers	696	981
Total Regulated Utility Kilowatt-hours Sold	3,150	3,620

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$42.4	$48.5
Commercial	44.0	45.4
Industrial	143.4	146.5
Municipal	8.9	12.1
Total Retail and Municipal Electric Revenue	238.7	252.5
Other Power Suppliers	35.9	41.0
Other (Includes Water and Gas Revenue)	38.0	35.5
Total Regulated Utility Revenue	$312.6	$329.0

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802